Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Waverley Braden	2. Date of Event Requiring Statement (Month/Day/Year) September 3, 2002	4. Issuer Name and Ticker or Trading Symbol VSOURCE, INC. (VSRC)
(Last) (First) (Middle) 16875 West Bernardo Drive, Suite 250

(Street) San Diego CA 92127	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director __ 10% Owner _X_ Officer (give ___ Other (specify title below) below) President	6. If Amendment, Date of Original (Month/Day/Year) September 3, 2002
(City) (State) (Zip)			7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Options (right to buy)	(1)	(1)	Common Stock	2,750,000	$0.11	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1) Stock options vest in accordance with the following vesting schedule: 16.67% on February 15, 2003, and the remainder in ten equal quarterly installments beginning on May 15, 2003 with an expiration date of August 14, 2012.

/s/ Braden Waverley **Signature of Reporting Person	September 6, 2002 Date
*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.